SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX RADIO, INC.
(Name of Subject Company (Issuer))
COX MEDIA GROUP, INC.
(Offeror)
COX ENTERPRISES, INC.
(Parent of Offeror)
COX RADIO, INC.
(Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow Lohnes PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Jay M. Tannon, Esq. Frank M. Conner III, Esq. Michael P. Reed, Esq. DLA Piper LLP (US) 500 8th Street, N.W. Washington, D.C. 20004 Telephone: (202) 799-4000
CALCULATION OF FILING FEE

Transaction Valuation(1): $65,237,321	Amount of Filing Fee(2): $3,641

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $3.80 (i.e., the tender offer price) and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. Such number of Shares represents the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934 equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$3,641
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13.
SIGNATURES
SIGNATURES

Explanatory Note
This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-T on March 23, 2009 (as previously amended and supplemented, the “Schedule TO”), by Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Enterprises (“Media”), and Cox Radio, Inc., a Delaware corporation and a majority-owned subsidiary of Media (“Radio”). The Schedule TO relates to the offer by Media to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Radio not owned by Media upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”).
All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase, as filed with the Schedule TO on March 23, 2009.
The items of the Schedule TO set forth below are hereby amended and supplemented by the following changes to the Offer to Purchase:
Items 1 through 9, 11 and 13.
          (1) The following is hereby added immediately after “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast” in the Offer to Purchase:
“Preliminary First Quarter Results
“Enterprises and Media regularly receive a variety of unaudited, nonpublic financial, operating and forward-looking information from Radio in the ordinary course of business. On April 7, 2009, Enterprises and Media received unaudited preliminary financial results for the month and three months ended March 31, 2009. These preliminary results are subject to review by Radio management and by Radio’s independent registered public accounting firm. In addition, the preliminary results do not include reclassifications and other adjustments made in the ordinary course of preparing GAAP financial statements for filing as part of Radio’s quarterly report on Form 10-Q. Actual reported results will differ from these preliminary results, possibly materially, but these preliminary results represent the best information available to Enterprises and Media at this time. The following table sets forth preliminary summary consolidated financial data for Radio at and for the three months ended March 31, 2009, the Radio budget for the three months ended March 31, 2009, historical balance sheet data derived from the audited financial statements filed by Radio with its annual report on Form 10-K for the year ended December 31, 2008 and historical statement of income data derived from the unaudited financial statements filed by Radio with its quarterly report on Form 10-Q for the quarter ended March 31, 2008. For more information regarding the 2009 budget, see “— Summary of Radio’s Long Range Plan.”

	March 31,	December 31,
	2009	2008
	(In millions)
Balance sheet data (end of period):
Cash and cash equivalents	$(1.9)	$0.6
Intangible assets, net(1)	1,118.9	1,119.0
Total assets	1,270.9	1,292.1
Total debt (including amounts due to/from Enterprises)	384.4	398.7
Shareholders’ equity	649.2	646.7

1

	Three Months Ended March 31,
	Preliminary 2009	Budget 2009	Actual 2008
		(In millions)
Statements of income data:
Net revenues(2)	$75.5	$93.2	$97.8
Cost of services (exclusive of depreciation and amortization shown below)(3)	24.4	23.1	23.6
Selling, general and administrative	36.4	39.8	40.3
Corporate general and administrative	4.0	4.9	6.0
Depreciation and amortization	2.6	2.7	2.7
Other(4)	0.1	—	0.1

Operating income	8.0	22.7	25.1
Interest expense	(1.3)	(5.6)	(3.9)
Other:
Operating cash flow	$11.4	$26.0	$31.4
EBITDA	10.6	25.4	27.9

(1)	Includes FCC licenses, goodwill and other intangible assets.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Comprised of losses on sales of assets.
“March Forecast
“On April 10, 2009, Enterprises and Media received an updated forecast of statement of income and other data for fiscal year 2009 (the “March Forecast”) from the senior management of Radio. The March Forecast is based on the preliminary financial results for the month and three months ended March 31, 2009 provided to Enterprises and Media by Radio in the ordinary course (see “— Preliminary First Quarter Results” above). Accordingly, if the preliminary results change as Radio’s financial statements are prepared and finalized, then the March Forecast would change as well. Radio has advised Enterprises and Media that none of the board of directors of Radio (other than Hayes, Robert F. Neil and Marc W. Morgan), its audit committee or the special committee have been provided the preliminary first quarter results or the March Forecast. The following table sets forth the March Forecast, the February Forecast and the 2009 budget developed as part of the Radio Long Range Plan in 2008.

2

	2009 March	2009 Feb	2009
	Forecast	Forecast†	Budget††
	(In millions)
Statements of income data:
Net revenues(1)	$341.7	$341.5	$405.5
Cost of services (exclusive of depreciation and amortization shown below)(2)	94.4	93.7	96.5
Selling, general and administrative	158.4	163.2	175.1
Corporate general and administrative	16.5	15.6	19.3
Depreciation and amortization	10.6	10.6	10.6
Other(3)	0.1	0.1	—
Operating income	61.6	58.3	103.9
Interest expense	10.5	11.1	21.9
Net income	$37.0	$28.5	$49.2
Other:
Operating cash flow	$76.0	$73.6	$118.8
EBITDA	72.3	69.0	114.6

(1)	Total revenues less advertising agency commissions.

(2)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(3)	Comprised of losses on sales of assets.

†	Represents Radio management’s February Forecast, as described under “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.”

††	As previously disclosed, in preparing the Radio Long Range Plan in October 2008, Radio’s management incorporated their best forecast at the time of future market conditions. However, the continued and accelerating deterioration of market conditions in late 2008 and early 2009 was not fully anticipated by Radio’s management and, therefore, was not reflected in the Radio Long Range Plan.

*	Information not available.
The following table sets forth information regarding Radio’s 2009 advertising sales pacing as of April 10, 2009 relative to the same periods for 2008, as provided to Enterprises and Media by the senior management of Radio in the ordinary course.

2009 Pacings
Second Quarter	Third Quarter

(28)%	(35)%

3

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ John M. Dyer
John M. Dyer
Executive Vice President and Chief Financial Officer

COX MEDIA GROUP, INC.
/s/ Neil O. Johnston
Neil O. Johnston
Vice President and Chief Financial Officer

Date: April 13, 2009

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE 13E-3

COX RADIO, INC.
/s/ Charles L. Odom
Charles L. Odom
Chief Financial Officer

Date: April 13, 2009